count.it

Take Care of Your People

COUNT IT LABS, INC. | 2017 SEED FINANCING

Disclaimer

This presentation contains offering materials prepared solely by Count It Labs, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Hello

CountItBot
from slack



Count.It is a wellness challenge platform designed for companies (SMBs) and community groups.

SMBs Struggle with Wellness

"We want to do wellness, but it's a major headache. I'd love for someone to just take it off my plate."


OMG!

HR Director, *SMB*

- Office Fitness Challenge
- Gym Reimbursement Benefit
- Office Fitness Classes & Yoga
- Newsletter
- Chair Massages
- Wellness Day
- Annual Biometric Screening
- Health Risk Assessment
- Smoking Cessation Programs

Doing wellness right is hard. Not doing anything is bad for health insurance premiums, and lame for office culture. SO, budget-constrained HR managers cobble together ineffective programs.

It's Tough to Crack the SMB Code

***CEO**, Enterprise Wellness Co.*



"We can't sell south of 1000 employees!"

The wellness market is full of enterprise vendors selling high touch, expensive products. No tech-driven solution has earned national share in the in the SMB market.

While this is an actual quote, it is meant for illustrative purposes. It may not represent all competitors in the market, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Solution: Wellness-as-a-Service



SaaS

+



Trackers

+



Bot

We believe the rise of “Software as a Service” HR tools, the mainstreaming of fitness trackers, and the high cost of healthcare have primed the SMB market for an open, low cost wellness platform.

Count.It

Everyone Gets Connected

Individuals Earn Rewards for Being Active

People Cheer and Talk Trash

CountItBot Offers Content & Inspiration

Count.It links a SaaS platform to health tracking devices and apps. It gives SMB managers a powerful, affordable tool to deliver wellness programming, and build awesome, healthy office culture.

SMB Wellness Dashboard

Painless **ONBOARDING** — Log in with LinkedIn

Smart **COMMUNICATIONS** — Add to Slack

Push-Button **INCENTIVES**


$10
EMAIL DELIVERY

Detailed **REPORTS**


Daily Score Average

Bulk **DEVICE PURCHASE**




Settings
Account Info
Members
Integrations
PRO
Teams
Rewards
Messaging
Reporting
Plan
Billing Info
Buy Trackers
Rewards & Benefits Dashboard
Set up one or more goal-and-reward combinations, for individu
the company a whole.
Individual #1: Basic Activity Benefit
Choose Goal Type
Average Count It Score
Set Count It Score Goal: Very Good
60
Select Reward Type
Amazon Gift Card
Set Amount: You rock!
$15
Save Changes
Update Team on New Prize
Individual #2: Challenge
Team Challenge

Open


STRAVA

Count.It works with top wearable trackers and smartphone apps.

Rewarding


CHIPOTLE
MEXICAN GRILL
WHOLE FOODS
CLASSPASS
FANDANGO
$10
EMAIL DELIVERY

Earn rewards from a growing portfolio of health, fitness, & other brands.

Network Effect


count.it
World Standings
55
InsideSales.com
56
New York Metro
DEC
GROUPS
AVERAGE
1 Universum 168
2 EnrollTOps 110
3 Rodale Grow 108
4 Sponsors for Educational Opportunity 100
5 Triton Research 100
6 Apartment Therapy Media 83
7 IBM 83
8 Exubrancy 83
Hyatt League
HYATT
#League page built
for three SF Bay
Area Hyatt Hotels

On Count.It, companies can battle rivals and participate in private and public #leagues. As more companies and groups join, we believe the service will become more valuable, and harder to displace.

Disruptive Pricing

$2
user / month

Companies can join the BASIC Count.It service for FREE, and upgrade to a monthly PRO subscription. Count.It is one of the most affordable platforms on the market.

Additional Revenue Streams


count.it
jetBlue

Brands can sponsor inter-company challenges and public leagues.

* The use of JetBlue is illustrative: JetBlue has not sponsored a challenge on Count.It.


WELLNESSCODES
count.it
fitbit
GARMIN

Groups can streamline the purchase of devices through the Count.It store.

Paying Customers

"Employees *really* like it, and now our other SF hotels have joined. These are big properties so the employees actually walk a lot."
~Victor Povzner, Director IT, Hyatt Hotels Intntl.

"With Count.It, we hope to start a movement throughout the entire county that could spread to the country."
~Grace Daley, Move Marion - Marion County, FLA

147 active BASIC companies. **27** paying PRO accounts. Among the Top 20 most active companies, the average user visits their challenge page four **four times per day**.

The individuals quote above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Device Maker Partnerships

"We selected Count.It as a preferred partner… based on their excellent UX, straightforward pricing, and ability to streamline device purchases."

~Laura McClernon, Garmin Corp. Wellness Partnerships

GARMIN

"Our mid market clients need a dashboard to run wellness challenges. We chose Count.It as our partner as they're the most advanced and affordable platform on the market."

~Duncan Clowe, Director, Fossil Health & Wellness

ISSUE NO FOSSIL 1954

MISFIT

To help drive bulk B2B sales, **Garmin** and **Fossil** have chosen to work with Count.It for SMB market deals.

The individuals quoted above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Private Label Platform Resellers



COUNT IT
Total Wellness / Teams
47
AVG
NEWS FEED
1 Marketing 36
2 Engineering 7
Get yourself Connected
Invite more people
count.it

Count.It extends its reach via a “private label” reseller program. Wellness vendors and device manufacturers can deliver tracker-driven challenges under their own brand. Count It makes a monthly per user fee without having to handle marketing and sales.

Myth Busting

Myth:
"Wearables are a fad."
Answer: Tracker shipments, both wearable and smartphone app, continue to grow. It's still early, and sensors are finding their market(s). Among the most valuable: Community health and corporate team building.

Myth:
"Wellness doesn't work."
Answer: If done right, wellness programming can cut healthcare costs, improve office culture, and even save lives. More and more companies are investing in it, and that's why the U.S. wellness market is growing 8% per year.

Myth:
"You can't sell at a low price point into the fragmented SMB market and make money."
Answer: Tell that to Dropbox, Slack, or SurveyMonkey. SMB software is now purchased, not sold. Low cost, self-activated, SaaS platforms are the future of B2B software.

Myth:
"This business will go to the new HR dashboards, like Namely or Zenefits, etc."
Answer: They will buy, not build. The required domain expertise and network advantage are significant. A pure play SMB wellness platform is viable on its own, and a great acquisition target.

New Account Growth: 2016-2017

With **NO** dedicated sales or accounts team, and minimal marketing spend.

•**63** new accounts on average per month Q1 2017.

•**209%** YOY account growth.

•**10%** PRO upgrade rate

Current financial projections assume *the same growth rate*, despite structural increases in marketing spend.



Spike in Aug. & Sept. due to successful social media marketing test.
80
70
60
50
40
30
20
10
0
11
8
14
15
18
23
29
54
74
31
44
37
56
61
70
47
68
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May

Current Pipeline

HOT	**39**
Partner Referral	13
Demo Request Form	8
Site Sign Up	7
Other Misc.	11
WARM	**165**
Site Sign Up	141
Slack	8
Direct Campaigns	4
Demo Request Forms	3
Other Misc.	9

HOT

McNeil and Company
NC Board of Examiners
Nucleus
One Login
Phoenix Suns
Piedmont Sand
Prenetics
Preventum
Quarles Inc.
Raffa Financial
Reach Up
Stackpole
Synergi Global
TCGI
UATP
Union+Webster
VPI Technologies
WCG Corp

HOT

300 Entertainment
Alvin College
Amplero
Backbone Media
BCG
Caliper
Camp Equinunk
Casltelake
CBRE
City of Bend Police Dept.
Code & Theory
CultureIQ
GAR
Halma Holdings
Intel
Leoni
Marcotte

Companies show are in the sales funnel as of March 2017. Leads are not guarantees of future results, levels of activity, performance, or achievements.

Sources of PRO Accounts To Date

- **Organic Discovery:** Site signups driven by search engine discovery, content marketing, early social media campaigns.
- **Partner Referrals to Date:** Via Garmin, Fossil-Misfit, CIGNA.
- **Direct Marketing:** Direct emails, networking, business development.



28.6%
30.2%
63
41.3%
Partners
Organic Discovery
Direct Marketing

Partner Potential

- Table shows estimates of future sales driven by channel partners.
- Assuming even modest growth of channel partner portfolio, projected sales would increase substantially.
- With the exception of Fossil-Misfit and Exubrancy, all current partners came to us. We've have had no outbound partner sales/ business development efforts to date.

Partner	Status	Past Leads	Estimated PRO Accts. / Month	Confidence	Risk Adjusted
Garmin	Active	33	4-8	90%	6
Fossil-Misfit	Active	8	2-3	80%	2
PUSH for Wellness	Active	2	4	80%	3.2
TPS Consultants	Active	1	2	80%	1.6
Exubrancy	Active	2	1	50%	0.5
YGM Wellness Codes	Active	2	1	50%	0.5
Baptist Health	Active	1	1	50%	0.5
Total Wellness Solutions	7/1/2017	0	5	60%	3
Level Funded Health	Pending	0	1	50%	0.5
TOTAL			21-26		18

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Complete SMB Solution

	Count.It	WalkerTracker	StrideKick	IncentFit	myInertia	Fitbit
Tracker Challenges	✓	✓	✓	✓	✓	✓
Gym Reimb. Srvc.	✓			✓		
Automated Rewards	✓			✓	✓	
Group Messaging Bot	✓	✓				
Editorial Content	✓					✓
Public Challenges	✓		✓			✓
Self Service Sale	✓					
Biometric Screening	✓					

This table is meant for illustrative purposes. It may not represent all competitors in the market, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

The Opportunity

$1.1 billion
SMB Challenges & Gym Reimb. Fees

$8.2 billion
Total Addressable SMB Wellness



3%
7%
7%
14%
69%
Challenge Fees
Gym Reimb. Fees
Rewards & Incentives
Biometric Screens
Other Misc.

Experienced Team



Craig Benerofe
Chief Engineer

Engineer, 300 Entertainment; Activision; Computer Associates; & BoxTone.
BS, CS, Univ. of Michigan



Oliver Ryan
Founder, CEO

Co-Founder, Apartment Therapy
Founder, SocialWorkout.com;
Writer/Reporter, *Fortune;* General Mgr., SiliconValley.com;
MBA, Harvard Business School

Advisors & Team



John Sumser
Founder, HRExaminer
(Free Advice)



Steve Hoffman
HR Expert
(Free Advice)



Mathias Kolehmainen
System Architecture
(Equity Owner)



Ariel Woodiwiss
Account Manager
(1099)



Reuben Zhong
Contract App Dev.
(1099)



Mirta Rotondo
Contract Design
(1099)

Count.It Traction

- **31** PRO accounts
- New orders driving **4X** spike in monthly revenues from January to May.

Current growth achieved without any dedicated sales and marketing resources to date.


2017 YTD Sales (Actuals)
8000
6000
4000
2000
0
$1,492
$3,047
$3,136
$4,270
$7,463
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017

Roadmap Post Funding

	1-6 MONTHS	7-12 MONTHS	13-18 MONTHS	18-24 MONTHS
Milestones	• iOS App 2.0 • Enhanced Challenges • Enhanced tracking: Swimming, Meditation, Biometrics • Private Label Platform 1.5	• App (Android iOS) 2.5 • User Gen. Leagues • Data Visualizations • Slack 2.0 • Awards Gallery & Reimbursement Svces.	• Game Mechanics • Int. Localizations • Start Sponsorship Sales • Game Mechanics • National Marketing	• Branded Challenges • Optimize Product TBD.
Hires	• Front End Dev. • Inside Sales	• Mkt. Manager	• Engineer • Inside Sales • Ops. Mgr.	• Dir. of Marketing • Engineer X 2 • Inside Sales
Key Metrics	• 4 FTEs • 40 Paid Accounts	• 5 FTEs • 150 Paid Accounts	• 8 FTEs • 345 Paid Accounts	• 11 FTEs • 800 Paid Accounts
Net Cash	**($117,493)**	**($118,146)**	**($46,121)**	**$340,931**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

count.it